Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


This document was provided to DIRECTV sales staff on January 7, 2002 in preparation for the 2002 Consumer Electronics Show:


                            CONSUMER ELECTRONICS SHOW
                               JANUARY 8-11, 2002
                                     DIRECTV
                             KEY MESSAGES TAKE-AWAY

This document is designed to help you get the word out about DIRECTV's positive activities. We hope this helps you to communicate how we are focused on DIRECTV, the DIRECTV brand, the company and its business as well as all of our customers. This document is also designed to assist you with answers to commonly asked questions, particularly about misperceptions surrounding the pending merger between DIRECTV's parent company, HUGHES Electronics and EchoStar Communications, the parent company of the Dish Network.

KEY MESSAGES:

DIRECTV'S BUSINESS REMAINS STRONG
An experienced management team focused on moving the company forward is in place. In the second half of 2001, DIRECTV has:

o Shown major improvements in all operational areas in a relatively short amount of time;

o Added 425,000 net new subscribers in the third quarter of 2001, nearly double what Wall Street anticipated we'd do;

o        Reduced piracy & -churn;

o        And, as a result, reduced our overall subscriber acquisition costs.


NOW IS THE BEST TIME TO BECOME A DIRECTV SUBSCRIBER
Why? Because:

o DIRECTV offers more channels than ever with expanded local channel coverage. DIRECTV now offers virtually every local channel in 41 metropolitan markets and we are launching local channels in 10 additional markets this year.

o Beginning February 1, DIRECTV will offer new customers three free months of HBO and Cinemax (12-month commitment to TOTAL CHOICE required). Coupled with free standard installation, this represents a $150.00 value.

o        DIRECTV offers exclusive programming like the NFL SUNDAY
         TICKET(TM)package that is not available on cable.


DIRECTV CONTINUES TO BE AMERICA'S LEADING SATELLITE BROADCASTER

o We launched this business and brought the first real competition to cable. In addition to expanded local channel coverage, DIRECTV is:

o Expanding our local channel offerings to 10 additional markets this year;

o Streamlining and simplifying our programming packages to offer customers even more value;

o        Expanding our overall programming offerings;

o        Offering more interactive programming; and

o        Continuing to provide enhanced services like TiVo and UltimateTV.

DIRECTV'S FUTURE IS BRIGHT

It's about:
1)         More choice
2)         More services
3)         More for your money


QUESTIONS & ANSWERS

I'M THINKING OF GETTING THE DIRECTV(R) SERVICE. SHOULD I WAIT?

Now is a great time to get DIRECTV. We offer a wide array of programming, some of it not available on cable, such as our NFL SUNDAY TICKET(TM). We also have a variety of customer incentives. Beginning February 1, new customers can receive three free months of HBO and Cinemax (12-month commitment to TOTAL CHOICE required). Coupled with free standard installation, this represents a $150.00 value.

I'M A DIRECTV CUSTOMER. SHOULD I CONVERT TO DISH NETWORK NOW?

No. There's no need to switch. Your service and DIRECTV will continue regardless. If after the merger is finalized you need new equipment to continue to receive your current DIRECTV service, we'll provide it at no additional cost.

WILL DIRECTV OR DISH NETWORK EQUIPMENT BE THE NEW STANDARD?

No decision has been made on the equipment standard. But if you were to need new equipment to continue to receive the DIRECTV services you currently enjoy, we would provide it at no additional cost.

WILL MY CITY GET LOCAL CHANNELS FROM THE NEW DIRECTV(R) SERVICE AS A RESULT OF THE MERGER?

DIRECTV has already begun expanding its local channel coverage in our existing 41 markets and we will launch local channels in 10 additional markets this year. Although it is too early to tell exactly how many cities will benefit from expanded coverage as a result of the proposed merger, the merger will further enhance DIRECTV's ability to offer expanded local channel coverage in small and mid-size markets.

WHEN WILL THE COMPANIES MERGE?

The merger can't happen until we receive various government approvals. This could take at least nine months. After approval and finalization of the merger, both services would continue for some period of time as the process to make both services compatible is implemented.

WHY COMBINE THE DIRECTV(R) SERVICE AND DISH NETWORK SERVICE?

By joining forces, the merged company would be able to eliminate broadcasting redundancies, freeing up hundreds of channels so we can offer many more programming choices.


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
WHAT SPECIFIC BENEFITS WOULD THE MERGER BRING?

We believe that the merged company will enable DIRECTV to expand its offerings. Nothing has been decided yet, but we hope we will be able to offer things like the following: o More local channels in more cities. o Expanded high definition service. o More interactive television services o Expanded broadcasting capacity to launch new services no one else has yet provided.

WHEN WILL MORE INFORMATION BE AVAILABLE?

We don't anticipate any significant announcements about the merger until government approval is received. This is expected to occur in the summer or fall of this year. However, we will continue to post updates about our expanded service offerings and the merger progress on our Web site at DIRECTV.com/news and periodically on our on-air customer information channel.













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
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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